ALARION FINANCIAL SERVICES, INC.

November 22, 2011

William Schroeder, Staff Accountant

Paul Cline, Staff Accountant

United States Security and Exchange Commission

Washington, D.C. 20549

Re:	Alarion Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 16, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 15, 2011
File No. 000-51843

Dear Mr. Schroeder and Mr. Cline:

Below please find our responses, in italics, to your comments provided in your letter to us dated October 29, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, page 3

1.	Please revise future filings here and in the footnotes to the financial statements to disclose whether management believes that the allowance for loan losses (ALL) is appropriate at each balance sheet date based on the requirements of US GAAP.

The reference to adequacy of the ALL refers to whether the ALL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALL is appropriate under GAAP.

In future filings, the following will be added:

Management believes that the allowance for loan losses at September 30, 2011 appropriately reflects the risk inherent in the portfolio. The methodologies used in the calculation are in compliance with regulatory policy and with Financial Accounting Standards (FAS) Numbers 5 and 114.

Regulatory Matters, page 4

2.	Please provide us and revise future filings to include an expanded discussion of the memorandum of understanding (MOU) entered into with your regulators, addressing each of the following:

•	Please identify the regulators.

•	Please disclose when the MOU was entered into.

•	Please provide a discussion of each item covered by the MOU, including timelines and quantification of the goals to be achieved, as appropriate.

•

Please clarify your disclosure that you are in compliance with all provisions of the MOU with your disclosure that you believe you are in substantive compliance with the provisions of the MOU at this time, including how you made that determination.

•	Please include a reference to the MOU in all filings made under the ’34 Act until it is resolved, including updates of its provisions and your compliance therewith.

In future filings, and until all findings made under the ’34 Act are resolved, the following will be added:

On December 10, 2010, the Board of Directors of Alarion Bank entered into a Memorandum of Understanding (MOU) with the FDIC and the Florida Office of Financial Regulation (OFR). The MOU imposes no penalties on the Bank. Specifically, the Bank has agreed to maintain its “well capitalized” position, to establish and maintain an adequate allowance for loan and lease losses, to reduce adversely classified assets, to submit to the regulators a strategic plan and a commercial real estate loan risk monitoring and reduction plan, to ensure compliance with laws, regulations and policy statements, to not pay dividends, to notify the regulators of any changes in directors or executive officers and to provide periodic reports as to the Bank’s compliance with the memorandum. As of September 30, 2011, we believe we are in substantive compliance at this time as a result of correspondence received from regulators acknowledging the periodic reports submitted.

Lending Activities, page 5

3.	Please provide us and revise future filings to include an expanded discussion of your underwriting policies and procedures. Your current disclosures appear overall generalized and could apply to any lending institution. Please revise this section or elsewhere, as appropriate to address the following:

•

Provide a detailed discussion of the underwriting policies and procedures you follow in determining the appropriateness of issuing a loan. Your revisions should provide a chronology of the underwriting policies and procedures used to underwrite the loans held in your portfolio and not merely a discussion of your current policies.

•

Discuss acceptable loan to value ratios, FICO scores, and all other significant criteria you apply in determining whether to underwrite a loan. In this regard, discuss how your criteria have changed (e.g. loosened or tightened) as you have progressed through the current economic cycle, if applicable.

•

Discuss whether or not you have underwritten any sub-prime loans, including how you define that term; hybrid loans, low documentation or no documentation loans and describe their characteristics and terms, as applicable. Include qualitative and quantitative information for these loans.

•

Describe the types of variable rate interest loans that you underwrite and whether or not they are underwritten at the fully indexed rate, clarifying how you capture interest rate risk in determining whether or not to underwrite them.

•	For your acquisition, construction and development loans, describe in detail how you monitor these loans, including the associated projects, and the extent to which they include interest reserves.

•

Regarding your second mortgage loans (home equity), please disclose the extent to which you hold the first mortgages and to discuss how you monitor the borrower’s risk of default on the first mortgage for loans where you do not hold the first mortgage.

•

Clarify your reference in footnote 3 to the financial statements to interest only loans, discussing the extent to which you underwritten loans that provide an interest only feature. Please quantify the amount of these loans in your portfolio by loan type.

In future filings, the following will be added:

The bank’s underwriting policies and procedures have been enhanced throughout this economic period. Documentation of repayment sources, ability to repay, changes to the borrowers’ situation and finances, loan to value ratios and proof of liquidity have all been enhanced. Income producing property financing has been more stringent as the bank continues to decrease CRE concentrations. Additional emphasis and analysis has been placed on vacancy and interest rate sensitivity to new and existing real estate loans, especially those with floating rate indexes.

Multiple revisions have been made to the loan policy and have included the lowering of loan to value ratios and enhancing liquidity requirements. Problem loan reporting and monitoring, CRE workout and appraisal updates, impairment analysis requirements, enhancing appraisal requirements and guidelines, modification of lending authorities, and liquidity /file documentation.

The bank does not underwrite sub-prime loans including those without income verification, asset verification, nor high cost mortgages as per federal definitions. Mortgage and consumer loans do not have strict credit scoring models; rather each loan is reviewed on its financial merits while credit experience and performance is a significant qualifying factor. Home equity lending has been scaled back significantly since 2009 including new requirements for third party appraisals and senior management approval of all new home equity loans. The bank conducts spot reviews of existing home equity loans from time to time.

Existing loans do not have bank funded interest reserves and are inspected quarterly by bank personnel. Monitoring of the borrower’s liquidity, financial position of the applicable project and performance on unrelated projects are all detailed in annual reviews on each credit. Approvals of these type credits are done through the Board of Directors Loan Committee.

Management’s Discussion and Analysis of financial Condition and Results of Operations Classification of Assets and Potential Problem Loans, page 32

4.	Please tell us and revise future filings to discuss how you consider all historical loss information when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, present additional granularity regarding any adjustments made to historical losses and, if applicable, discuss adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that is the basis for such adjustments.

In future filings, the following will be added:

When calculating the appropriate allowance for loan losses and when collectively evaluating loans for impairment, three years of historical loss information is used and adjusted according to qualitative factors that include changes in lending policies and procedures, changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, changes in the nature and volume of the portfolio and in the terms of loans, changes in the experience, ability, and depth of lending management and other relevant staff, changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans, changes in the quality of the institution’s loan review system, changes in the value of underlying collateral for collateral-dependent loans, the existence and effect of any concentrations of credit, and changes in the level of such concentrations, and the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution’s existing portfolio.

5.	Please tell us in detail and revise your future filings to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses. In your response, please address the periods disclosed in this Form 10-K and the periods reported on Form 10-Q through June 30, 2011.

In future filings, the following will be added:

When loans deteriorate causing an additional risk, the appropriate historical loss factor used in the allowance for loan losses calculation may be increased to provide for an increased loan loss provision and increased allowance for loan losses accordingly.

6.	Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings:

•	How you consider restructured loans in your determination and presentation of nonperforming loans;

•	Discuss how you identify loans to be restructured;

•	Quantify the amount of restructured loans (by loan type), and aggregate the amounts in accrual and nonaccrual status;

•

Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);

•	Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status; and

•

Discuss how restructured loans impact the timing of the recording of the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology.

Beginning with the September 30, 2011 10-Q and to be included in future filings, troubled debt restructurings are shown by loan type to display the number of contracts, a pre-modification amount and a post-modification amount. Also displayed is the amount in nonaccrual, and the type of concession made.

In future filings the following will be added:

Troubled debt restructurings, included in the tables of impaired loans, are shown separately in the table above. All non-temporary concessions to a borrower in the form of a modified interest rate, modified amortization, modified interest rate and amortization, or modified principal are considered troubled debt restructurings. At the time of modification, an impairment analysis is performed to determine the appropriate amount of allowance for loan loss needed. Six months of payments according to the terms of the modification will need to be made before the loan is returned to accrual status.

Investment Securities, page 37

7.	Please tell us and revise future filings to disclose whether your mortgage backed securities are non-agency issued or government sponsored entity (GSE) issued. To the extent you hold non-agency issued MBS, revise to discuss the specific nature of the underlying loans, where in the waterfall of payments your securities are and to separately quantify the amount of non-agency and GSE issued securities you hold.

In future filings the following will be added:

All mortgage-backed securities are government sponsored entity (GSE) issued.

Exhibit 13.1

Notes to Consolidated Financial Statements Note (2) Securities Available for Sale

8.	Please revise future filings to include the required assertions regarding your other than temporary impairment policy required by ASC 320-10. Specifically, include the assertion about whether it is more likely than not you will be required to sell the securities before recovery of its amortized basis. If true, please confirm these assertions in your response letter to address December 31, 2010 and March 31, 2011 and June 30, 2011.

In future filings the following will be added (dates to correspond to reporting periods):

At December 31, 2010, March 31, 2011 and June 30, 2011, management believed that we will not be required to sell any securities before recovery of their amortized losses.

Note (3) Loans

9.	We note the “Other” classification within your real estate portfolio makes up approximately 25% of your total loan portfolio. Please tell us and revise future filings to discuss what types of loans are in this classification and why they do not fit into the other classifications in your real estate portfolio.

Beginning with the September 30, 2011 10-Q and to be included in future filings, the “Other” classification has been removed, and remaining classifications were redefined.

10.	Please tell us and revise future filings to disclose the allowance for loan loss and the recorded investment in financing receivables by impairment method (collectively evaluated, individually evaluated, acquired with deteriorated credit quality). Refer to ASC 310-10-50-11B (g) and (h); 310-10-50-11C; 310-10-55-7 (p.24).

Financing receivables are not currently in the loan portfolio.

11.	Please tell us and revise future filings to disclose the amount of any purchases, sales or reclassifications to loans held for sale. Refer to ASC 310-10-50-11B (e) and (f).

As disclosed in the Statements of Cash Flows, all loans sold were originated for sale, with none reclassified from the portfolio.

12.	Please tell us and revise future filings to include a discussion of the risk characteristics of each segment of your loan portfolio. We note the disclosures of risks of lending in your Form 10-K, which appear generalized and applicable to any lending institution, and the disclosures in the footnotes to the financial statements in the Form 10-Q for the period ended June 30, 2011, which appear to focus on general underwriting criteria instead of the risk characteristics of your portfolio segments. Refer to ASC 310-10-50-11B(a)(1)(ii).

Beginning with the September 30, 2011 10-Q and to be included in future filings, the risk characteristics of each segment of the loan portfolio were discussed in more detail.

Note (9)-Income Taxes

13.	Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Please provide detailed disclosure of both the positive and negative evidence used to support your decision under ASC Subtopic 740-10-30- 21 and 22. Also, we emphasize ASC Subtopic 740-10-30-23. In this regard, the cumulative loss in recent years is a significant piece of objective negative evidence that is difficult to overcome.

We understand deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent. We determined that a valuation allowance was not necessary for deferred tax assets based on the following:

1)	We reported a net loss in 2010 and 2008; however, net income was reported in 2009 and 2007

2)	Our efficiency ratio remained below 85% for the periods 9/30/09-9/30-10

3)	Our wholly-owned subsidiary, Alarion Bank, was categorized as “well capitalized” at December 31, 2010 under the regulatory framework for prompt corrective action

4)	Net operating loss carryforwards will begin to expire in 2025

These factors indicate there is not a continued sustainable loss history. We operate profitably before provisions for loan losses. Based on these factors, we believe that it is more likely than not that we will be able to recognize the deferred tax asset recorded on our balance sheet as of 12/31/10 and that no valuation allowance was warranted.

Note (18) Fair Value Measurements

14.	Please tell us and revise future filings to disclose if and how often you obtain updated appraisals for impaired loans. Please describe in detail any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

In future filings, the following will be added:

Collateral dependent impaired loans are evaluated individually according to an appraised value obtained at least annually.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (352) 547-1222 if you have any questions regarding the above responses.

Sincerely,

/s/ Matthew Ivers

Matthew Ivers

Senior Vice President and Chief Financial Officer